65345

СЕВЕРО-ЗАПАДНЫЙ ТЕЛЕКОМ
191186, Санкт-Петербург, ул.Гороховая, д.14/26
тел.: +7 (812) 595 4556, факс: +7 (812) 710 6277
e-mail: office@nwtelecom.ru http: www.nwtelecom.ru

06013381

№01-19/1158

May 05, 2006

BY HAND

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549
Mail Stop: Room 3628

SUPPL

Re: Disclosure materials provided by OJSC North-West Telecom (File No. 82-5197) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

OJSC North-West Telecom (the "**Company**"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act (the "**Rule**"), submits herewith information pursuant to subparagraphs (b)(1)(iii).

Annex A, attached hereto, contains a list of documents and communications described in (A), (B) and (C) of subparagraph (b)(1)(i) of the Rule that the Company has made public, distributed or filed between *April 01, 2006 and April 30, 2006.* Annex B, attached hereto, contains a complete set of English language translations, summaries or brief descriptions of these documents and communications.

This information is being furnished under paragraph (1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact the undersigned by calling collect at +7 (812) 719-9231 with any questions or comments regarding this letter. Please acknowledge receipt of this letter and the enclosures by date stamping the enclosed duplicate of this letter and returning it to us in the enclosed, self-addressed envelope.

Very truly yours,

Vladislav Y. Smyslov
Investor Relations Department
Director

Enclosures

5/15

ANNEX A

List of the Documents and Communications That the Company Has Made Public, Distributed or Filed between April 1, 2006 and April 30, 2006

1. Notification On The Essential Fact "Data On Accrued And (Or) Paid Yield Under Issuer's Securities", "Data On The Timing Of Issuer's Execution Of Its Commitments To Securities Holders" dated April 05, 2006;

2. Data On The Essential Fact "Data On The Dates Of The Issuer's Register Closure" dated April 20, 2006;

3. Notice On The Data That May Have A Significant Influence On The Value Of The Securities Of A Joint Stock Company "Decisions Taken By The Board Of Directors (Supervisory Board)" dated April 20, 2006;

4. Amendments and Additions No. 1 to the Articles of Association of the Open Joint-Stock Company North-West Telecom;

5. Amendments To The List Of Affiliated Parties Of The Open Joint-Stock Company North-West Telecom from April 1, 2006 till June 10, 2006;

6. PRESS-RELEASE/North-West Telecom JSC Has Summed up the Results of Its Activities for the Year 2005 according to the RAS (are unaudited) Dated April 03, 2006;

7. PRESS-RELEASE/North-West Telecom Introduces the Position of Corporate Secretary Dated April 04, 2006;

8. PRESS RELEASE/The 10th Coupon Yield Under the Second Issue Bonds of JSC North-West Telecom Has Been Paid Dated April 05, 2006;

9. PRESS-RELEASE/The annual general shareholders meeting of OJSC North-West Telecom will take place on June 30, 2006 Dated April 21, 2006;

10. PRESS-RELEASE/North-West Telecom Has Been Awarded as the "Best Issuer" according to the Results of the Regional Competition of the National Association of Stock Market Participants (NAUFOR) "Stock Market Elite 2005";

11. Quarterly Report of the Closed Joint-Stock Company North-West Telecom on Observance of the Corporate Conduct Standards (for Including and Maintaining Shares in the Partnership's Quoting Lists A) for the 1rd quarter of 2006;

12. Financial statements prepared in accordance with Russian statutory accounting principles for the 1rd quarter of 2006;

13. Financial statements prepared in accordance with Russian statutory accounting principles for 2005*.

* Auditor's report will be sent SEC after translation from Russian into English

NOTIFICATION
ON THE ESSENTIAL FACT
"DATA ON ACCRUED AND (OR) PAID YIELD UNDER ISSUER'S SECURITIES", "DATA ON THE TIMING OF ISSUER'S EXECUTION OF ITS COMMITMENTS TO SECURITIES HOLDERS"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the Issuer company:	*OJSC NWT*
1.3. Place of the Issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

1.9. Code of the essential fact:	*0600119A05042006, 0900119A05042006*

2. Contents of the notification

2.1. Type, category, series and other identification characteristics of securities: *series 02 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care*

2.2. The state registration number of the securities issue and the date of registration by the state: *4-02-00119-A of 08.07.2003;*

2.3. Name of the registering authority that effected the state registration of the securities issue: *Federal Commission for the Securities Market of Russia*

2.4. Issuer's management body taking the decision on determining the interest rate yielded by Bonds: *the amount of this (ninth) coupon yield under the 02 series Bonds of OJSC North-West Telecom has been determined by the Decision of the Board of Directors of OJSC NWT in compliance with the Decision on the Securities Issue approved by the Board of Directors of OJSC NWT on 10th June 2003;*

2.5. Date of taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by Bonds: *16.09.2005*

2.6. Date of making up the minutes of the meeting (session) of the issuer's management body taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by the Issuer's Bonds: *16.09.2005*

2.7. Total interest and (or) other income to be paid (which was to be paid) under the Issuer's series 02 Bonds in the ninth coupon period: *28,050,000 (twenty eight million fifty thousand) roubles*

interest and (or) other income to be paid (which was to be paid) per one of the Issuer's series 02 Bonds in the ninth coupon period: *18 (eighteen) roubles 70 kop.*

2.8. Form of yield payment on Issuer's securities: *money*

2.9. Due date of income payment under the Issuer's securities (yield (interest) under the Bonds): *05/04/2006*

2.10. Total (aggregate) amount of interest and (or) other yield paid under the 02 series Bonds of the Issuer: *465,960,000 (Four hundred sixty five millions nine hundred sixty thousand) roubles*

2.11. Contents of the Issuer's commitment; amount of such commitment in monetary terms for money obligations or other commitment that can be expressed in monetary terms: *payment of the tenth coupon yield under the Issuer's series 02 Bonds in the amount of 28,050,000 (twenty eight million*

NOTICE ON THE DATA
THAT MAY HAVE A SIGNIFICANT INFLUENCE
ON THE VALUE OF THE SECURITIES OF A JOINT STOCK COMPANY
"DECISIONS TAKEN BY THE BOARD OF DIRECTORS (SUPERVISORY BOARD)"

1.General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the Issuer company:	*OJSC NWT*
1.3. Place of the Issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

2. Contents of the notification

2.1. Date of holding the meeting of the Issuer's Board of Directors (Supervisory Board): *19.04.2006*

2.2. Date of making up and No. of the minutes of the meeting of the Issuer's Board of Directors (Supervisory Board): *19.04.2006, Minutes No. 19-01/10(06)*

2.3. Date of signing the minutes of the meeting of the Board of Directors (Supervisory Board): *20.04.2006*

2.4. Contents of the decision taken by the Issuer's Board of Directors (Supervisory Board):

1. *An annual general meeting of the shareholders of OJSC North-West Telecom shall be convoked in the form of a meeting (joint attendance of shareholders) after sending (handing in) voting ballots (hereinafter referred to as the MEETING). The date, place and time of holding the MEETING shall be approved – 30th June 2006 at the following address: 14, Sinopskaya naberezhnaya, St. Petersburg, at 01-00 p.m. Moscow time. Starting time of shareholders registration for participation in the work of the MEETING convoked – 11hours 00 minutes a.m. Moscow time; place of registration – in the venue of the MEETING.*
2. *15th May 2006 shall be fixed as the date of making up the list of those entitled to participation in the MEETING.*
3. *The Notification on the MEETING shall be published in the Izvestiya newspaper not later than 30th May 2006.*
4. *The following list of information to be preliminarily sent to the shareholders before the MEETING is held shall be approved:*

voting ballots;

and additionally – Notification on holding the MEETING.

5. *The following mailing address, to which filled in voting ballots may be sent shall be approved: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, OJSC North-West Telecom.*

Date of finishing the acceptance of voting ballots: 27th June 2006.

Voting results: THE DECISION HAS BEEN TAKEN UNANIMOUSLY

3. Signature

3.1. General Manager ________________________ V.A. Akulich

3.2. Date 20th April 2006 Official seal

DATA ON THE ESSENTIAL FACT
"DATA ON THE DATES OF THE ISSUER'S REGISTER CLOSURE"

1.General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the Issuer company:	*OJSC NWT*
1.3. Place of the Issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

1.9. Code (codes) of the essential fact (facts)	0800119A20042006

2. Contents of the notification
2.1. Type, category, series and other identification characteristics of registered securities: *common registered non-documentary shares; state registration No. 1-02-00119-A of September 09, 2003; the authority that has effected the state registration - Federal Commission for the Securities Market of Russia*
2.2. Purpose, for which the list of registered securities holders is made up: *holding the Annual General Meeting of the Shareholders*
2.3. Date, as of which the list of registered securities holders is made up: *May 15, 2006*
2.4. No. and date of making up the minutes of the meeting (session) of the Issuer's authorized management body taking the decision on the date of making up the list of registered securities holders or any other decision which is the ground for setting the date for making up the list. *19.04.2006, Minutes No. 19-01/10(06)*
2.5. Date of signing the minutes of the meeting of the Board of Directors (Supervisory Board): *20.04.2006*

3. Signature
3.1. General Manager ________________ V.A. Akulich
3.2. Date 20th April 2006 Official seal

INTRODUCED
by the Decision of the Board of Directors
of the Open Joint-Stock Company
North-West Telecom
Minutes of the meeting No. 19-01/37(05) of
23.12.2005

Amendments and Additions No. 1
to the Articles of Association
of the Open Joint-Stock Company North-West Telecom
(version 03-05)
registered by the Interdistrict Inspectorate of the Federal Taxation Service No. 15 for St. Petersburg
(Certificate of Making an Entry in the Single State Register of Legal Entities No. 2057811676206 of 19.07.05)

1. The following amendments shall be introduced to article 5 of the Articles of Association "Branches and Representative Offices of the Company":

1.1. Clause 5.2 shall be worded as follows:

«5.2. The company shall have the following branches:
5.2.1. open joint-stock company North-West Telecom, Arkhangelsk branch, situated at:
45, Troitsky prospekt, Arkhangelsk, Arkhangelsk Oblast, Russia, 163061
5.2.2. open joint-stock company North-West Telecom, Vologda branch, situated at:
4, Sovetsky prospekt, Vologda, Vologda Oblast, Russia, 160035
5.2.3. open joint-stock company North-West Telecom, Kaliningrad branch, situated at:
24, ul. Bolnichnaya, Kaliningrad, Kaliningrad Oblast, Russia, 236040
5.2.4. open joint-stock company North-West Telecom, Karelian branch, situated at:
5, ul. Dzerzhinskogo, Petrozavodsk, the Republic of Karelia, Russia, 185000
5.2.5. open joint-stock company North-West Telecom, Komi branch, situated at:
60, ul Lenina, Syktyvkar, Komi Republic, Russia, 167981
5.2.6. open joint-stock company North-West Telecom, Leningrad Oblast branch, situated at:
15, ul. Pochtamtskaya, St. Petersburg, Russia, 190000
5.2.7. open joint-stock company North-West Telecom, Murmansk branch, situated at:
82-a, pr. Lenina, Murmansk, Murmansk Oblast, Russia, 183038
5.2.8. open joint-stock company North-West Telecom, Novgorod branch, situated at:
2, ul. Lyudogoshcha, Veliky Novgorod, Novgorod Oblast, Russia, 173001
5.2.9. open joint-stock company North-West Telecom, St. Petersburg branch, situated at:
24, ul. Bolshaya Morskaya, St. Petersburg, 191186, Russia
5.2.10. open joint-stock company North-West Telecom, Pskov branch, situated at:
5, Oktyabrsky pr., Pskov, Pskov Oblast, Russia, 180000".

AMENDMENTS TO THE LIST OF AFFILIATED PARTIES

OF THE OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM

(full official name of the joint stock company)

Issuer's code 0 0 1 1 9 – A

from 0 1 0 4 2 0 0 6 **till** 3 0 0 6 2 0 0 6

Place of the Issuer's business: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, Russia

(location (address of the joint-stock company's standing executive body (other party entitled to act on behalf of the joint-stock company without a power of attorney)))

The information contained in this document may be disclosed in compliance with the legislation of the Russian Federation on securities.

Web-page address: www.nwtelecom.ru

(address of the Internet page used by the Issuer to disclose information)

Issuer's codes	
TIN	7808020593
BSRN	1027809169849

II. Amendments to the list of affiliated parties within the period

from 01 04 2006 **till** 30 06 2006

No.	Contents of the amendment	Effective date of the amendment	Date of the amendment to the list of affiliated parties
1	**Amendments to the list of the Management Board upon the decision of the Company's Board of Directors**	**03.04.2006**	**03.04.2006**

Data on the affiliated party prior to the amendment:

Full official name (name for non-profit organization) or full name of the affiliated party	Location for a legal entity or place of residence for a natural person (may only be provided by the consent of a natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
2	3	4	5	6	7
Nikolay Gennadyevich Bredkov	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	0.002	0.003

Data on the affiliated party after the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

Data on the affiliated party prior to the amendment:

Full official name (name for non-profit organization) or full name of the affiliated party	Location for a legal entity or place of residence for a natural person (may only be provided by the consent of a natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
2	3	4	5	6	7
-	-	-	-	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Ella Ivanovna Tomilina	St. Petersburg, Russia	The person is a Member of the Company's Management Board	30.03.2006	-	-

Last modifed: 2006-04-11 19:59

3 April 2006 year. ■ list :: 4.2006

PRESS-RELEASE/North-West Telecom JSC Has Summed up the Results of Its Activities for the Year 2005 according to the RAS*

North-West Telecom JSC has summed up the results of its financial and business activities for the year 2005 according to the Russian Accounting Standards.

According to the results of the year 2005, the whole revenue of the Company grew by 32.7% as compared to the previous year and amounted to RUR 20,381 million, in comparable figures revenue grew by 14.6%.

In comparable figures the 14.7% growth of the revenue from communication services was based on organic growth by the increase in the volume of services provided and the growth of the rates for local communication The income of NWT from the provision of non-regulated communication services (new services) grew in comparable figures by 14% in 2005 as compared to the previous year and amounted to RUR 6,506 million.

The prime cost of sold services amounted to RUR 16,581 million, including RUR 16,285 million from communication services. The proceeds from the sale of communication services amounted to RUR 19,715 million, which is 33.4 % higher than for the previous year.

The net profit of NWT JSC for 2005 amounted to RUR 1,853 million, which is 39.6% higher than in 2004. The growth of net profit in comparable figures for 2005 amounted to 31.7%.

Commenting on the results of the year 2005, Venera Khusnutdinova, Chief Financial Officer of North-West Telecom JSC noted: "JSC NWT has succeeded in showing good financial and business results for the year 2005. We have exceeded the figures both planned in the original business plan for 2005 and adjusted taking into account the cost saving program. In spite of the fact that we have carried out a large-scale structural reorganization, during which 18% of the personnel was cut down and, as a consequence, considerable compensation payments were effected, we have managed to achieve a substantial increase in the EBITDA figure - to RUR 5,468 million, which is 49.6% higher than in 2004, and to improve the EBITDA profitability and net profit figures as compared to the target indices, achieving 26.8% and 9.1% respectively."

In 2005 OJSC NWT worked actively on exacting accounts receivable. The total accounts receivable for the year decreased by 11%, to RUR 2,390 million, while accounts receivable for communication services was reduced by 27%, to RUR 1,689 million. At the same time, NWT managed to cut down significantly (by 49%) the share of the outstanding accounts receivable for communication services.

The investment plan of OJSC North-West Telecom for 2005 was fulfilled 102% and the number capacity commissioning plan was exceeded by 6%. 391.9 thousand numbers were put into operation in 2005, including 125.1 thousand new ones. Thus, the installed capacity of OJSC NWT as of the end of 2005 was 4,807.5 thousand numbers. The network digitalization level reached 54%. The queue for telephone installation was reduced in 2005 from 203.1 thousand to 109.3 thousand unsatisfied applications (taking into account the newly received requests).

The Accounting Balance Sheet and the Profit and Loss Report of JSC North-West Telecom for the 2005 have been published on the corporate site of NWT JSC in the "Economics and Finance" section.

* The data of the financial reporting for the year 2005 are unaudited.

** Comparable figures are data taking into account the results of the activities of the affiliated JSC Lensvyaz and JSC Svyaz of the Republic of Komi as if the affiliation took place as of the start of 2004.

PRESS-RELEASE/North-West Telecom Introduces the Position of Corporate Secretary

At its regular meeting, the Board of Directors of JSC North-West Telecom has appointed the Corporate Secretary of the Company and approved the "Provisions on the Corporate Secretary and Staff of the Corporate Secretary of NWT JSC ".

The introduction of the institute of the Corporate Secretary will make it possible to organize a more efficient interaction between the Company and its shareholders and is one of the most important elements of ensuring effective activities of the Board of Directors and their transparency for the shareholders and investors.

The Corporate Secretary shall discharge the following functions:

- organizing the preparation for and ensuring the holding of general shareholders meetings in compliance with the requirements of the effective laws, Articles of Association and other bylaws of the Company,
- organizing interaction between the Company and shareholders,
- ensuring the work of the Board of Directors and its Committees,
- keeping documents and disclosing information on the Company,
- ensuring the work of the executive bodies.

The staff of the Corporate Secretary has been formed in the Company for the fulfillment of the Corporate Secretary function.

Nikolay Bredkov has been appointed the first Corporate Secretary of NWT JSC. N.G. Bredkov has been working for the Company since 1989, and since January 2001 he has occupied the position of the Structural Reorganization Director and Manager of the Structural Reorganization Department of the Corporate Governance of, NWT JSC. Since April 2002 he has been the Deputy General Manager for Corporate Governance of NWT JSC.

In compliance with the "Proposals on the Reorganization of the Structure of JSC NWT's General Directorate", a corporate relations unit has been created on the basis of the Department of Securities and Corporate Governance and the IR & PR Department. Ella Tomilina, Deputy General Manager for Corporate Affairs, the former IR & PR Officer, heads this unit.

As V.A. Akulich, Chief Executive Officer of North-West Telecom JSC noted, "North-West Telecom has always done its best to enhance information transparencies, the quality of corporate governance and trust of investors. These decisions are another step aimed at improving the quality of corporate governance, enhancing the protection of the rights and legal interests of JSC NWT's shareholders, bringing them closer to international standards and creating conditions for the growth of Company's investment attractiveness."

Last modifed: 2006-04-19 12:16

5 April 2006 year. ■ list :: 4.2006 Search

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PRESS RELEASE/The 10th Coupon Yield Under the Second Issue Bonds of JSC North-West Telecom Has Been Paid

On the 5th of April 2006 AKB Svyaz Bank, which acts as the Payment Agent for the series 02 bonds of JSC North-West Telecom, fully paid the 10th coupon yield under the bonds of the second issue of JSC NWT. The list of those authorized to get a coupon yield under the bonds was made up as of 29th March 2006.

The rate of the 10th coupon is 7.5% per annum, RUR 18.7 having been charged on each bond.

The total amount allocated for the 10th coupon payment amounted to RUR 28.05 million.

Bonds of the second issue of OJSC NWT are series 02 documentary interest-bearing bonds payable to bearer, with obligatory centralized care. The state registration No. is 4-02-00119-A. The issue has been floated at MMVB (Moscow Interbank Currency Exchange) on 8th October 2003 and includes 1.5 million four-year securities with the face value of 1,000 roubles.

The rate of the first coupon was established at an auction to the amount of 14.2% per annum, the bond-equivalent yield for the two-year offer having been 14.46% per annum.

Payment of 16 quarterly coupons is provided for under the bonds.

Rates of the 1st-4th coupons: 14.2% per annum; (established at an auction during the floatation)

Rates of the 5th-8th coupons: 13.2% per annum; (established at an auction during the floatation)

Rates of the 9th-16th coupons: 7.5% (established by the Board of Directors).

Repayment of the bonds will be effected in three stages: on the 1092nd and 1274th days from the date of the floatation start the Company will pay 30% of the bond face value to each bond holder; on the 1456th day the remaining 40% of the bond face value will be paid to the bond holders.

Last modifed: 2006-04-19 12:18

7 April 2006 year. ■ list :: 4.2006

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PRESS-RELEASE/North-West Telecom Has Won Tenders for the Right of Providing Universal Communication Services in the Territory of Arkhangelsk and Kaliningrad Oblasts

On the 24th of March 2006 a meeting of the tender commission took place to determine the winners of the open tender No. 45 for the right of providing universal telephone communication services using payphones in Arkhangelsk Oblast and tender No. 51 for the right of providing universal telephone communication services using payphones in Kaliningrad Oblast.

The commission included representatives of the Ministry of Information Technologies and Communication of Russia, the Federal Communication Agency, the Ministry of Economic Development and Trade of Russia, specialized committees of the State Duma and Council of the Federation of the Federal Assembly of the Russian Federation and the Expert Board of the RF President.

Results of the tender for Arkhangelsk Oblast:

JSC North-West Telecom was recognized the winner in all 13 lots of the competition.

According to the terms of the tender, the Arkhangelsk branch of JSC NWT will install 2874 universal payphones in 2851 settlements of the region for 1 year from the date of making the agreement between the Federal Communication Agency and the company. To implement the project, North-West Telecom is planning to invest RUR 536 million. The maximum amount of the annual indemnity for losses inflicted by the provision of universal communication services from the universal servicing reserve funds will make RUR 401 million for all 13 lots.

No later than six months from the date of making the agreement, the universal servicing operator - JSC North-West Telecom - must start providing universal telephone communication services using payphones (put into operation at least one payphone in the territory of the tender) at rates that have been established as RUR 0.4 per minute of local telephone connection.

Results of the tender for Kaliningrad Oblast:

JSC North-West Telecom was recognized the winner in all 3 lots of the competition.

According to the terms of the tender, the Kaliningrad branch of JSC NWT will install 572 payphones in 559 settlements of Kaliningrad Oblast for 1 year from the date of making the agreement between the Federal Communication Agency and the company. To implement the project, North-West Telecom is planning to invest RUR 60 million. The maximum amount of the annual indemnity for losses inflicted by the provision of universal communication services from the universal servicing reserve funds will make RUR 52.6 million for all 3 lots.

No later than six months from the date of making the agreement, the universal servicing operator - North-West Telecom - must start providing universal telephone communication services using payphones (put into operation at least one payphone in the territory of the tender) at rates that have been established as RUR 0.34 per minute of local telephone connection.

The period of the agreements on the terms of providing universal telephone communication services in both regions is 5 years.

At the moment specialists of JSC NWT's branches are considering technical solutions of connecting payphones for each settlement.

The Chief Executive officer of JSC NWT commented on this event as follows: "By today, 90% of the problems of telephones installation and provision of telecommunication services to the population have been practically solved in the Northwestern Federal District, which is the region serviced by JSC NWT. However, there are hard-to-reach settlements, in which it is technically difficult, expensive and economically unadvisable to install telephones. The institute of universal communication service, that has been especially created to resolve the problem of installing telephones in complicated areas and to ensure access to information communication lines for each citizen of Russia is extremely well-timed and reasonable solution of this problem and a manifestation of the state's care of its citizens".

Last modifed: 2006-04-24 17:41

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PRESS-RELEASE/The annual general shareholders meeting of OJSC North-West Telecom will take place on June 30, 2006

On April 19, 2006 the Board of Directors of OJSC North-West Telecom was held. The agenda of the meeting was to discuss matters relating to the preparation and holding of the annual general shareholders meeting of OJSC North-West Telecom.

The Board of Directors made the following decisions:

- To convene the annual general shareholders meeting of OJSC North-West Telecom in the form of joint presence of shareholders with the prior distribution of voting ballots. The date and the venue of the Meeting are as follows: June 30, 2006, 1 p.m. Moscow time at 14, Sinopskaya nab., St. Petersburg. The registration of shareholders for participation in the Meeting begins at 11 a.m. Moscow time at the Meeting venue.
- To identify May 15, 2006* as the date of the list of persons entitled to participate in the Meeting.
- To approve the following list of information to be sent to the shareholders prior to the Meeting: voting ballots, notice of the Meeting.
- To approve the mailing address to which filled-out voting ballots may be sent: OJSC North-West Telecom, 14/26 Gorokhovaya ul. (26, B. Morskaya ul.), St. Petersburg, 191186. The voting ballots are accepted till June 27, 2006.

**end of business day*

Last modifed: 2006-05-04 11:25

27 April 2006 year. ■ list :: 4.2006

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PRESS-RELEASE/North-West Telecom Has Been Awarded as the "Best Issuer" according to the Results of the Regional Competition of the National Association of Stock Market Participants (NAUFOR) "Stock Market Elite 2005"

On 26th April the ceremony of awarding prizes to the winners of the annual Competition of the National Association of Stock Market Participant s (NAUFOR) "Stock Market Elite 2005" took place in St. Petersburg. According to the results of the year 2005, JSC North-West Telecom became the laureate of the regional competition in the "Best Issuer" nomination .

In the opinion of the jury of the competition, the fact that the prize has been awarded to North-West Telecom is the recognition of the Company 's professional success in the securities market. Company 's securities (shares, bonds , ADRs) are in keen demand among participants of the stock market. Experts of NAUFOR have paid special attention to the "efforts of OJSC NWT 's management" aimed at improving Company 's information openness and transparency".

Commenting on the pleasant event, Chief executive officer of JSC North-West Telecom Vladimir Akulich emphasized: "We are gradually improving the promptness and quality of information disclosed , making our work with investors and the investment community closer to the Western standards and aspiring at ensuring a high information transparency of the Company's activities. At the same time, we understand that we cannot stop at what we have achieved, there are still many drawback s and unresolved problems. The award of the "Stock Market Elite" prize is a means of support of our efforts in this area."

The national competition "Stock Market Elite" has been held by NAUFOR since 2000 for the purpose of developing the Russia's securities market, turning the attention of public at large to the Russia's stock market and encouraging participants of the stock market for further improvement of their professional standard.

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1  The Diploma

Quarterly Report
of the Closed Joint-Stock Company North-West Telecom
on Observance of the Corporate Conduct Standards (for Including and Maintaining Shares in the Partnership's Quoting Lists A) for the 1rd quarter of 2006

No.	List of Corporate Conduct Standards	Observed (fully, partially, not observed)	Note
	General Requirements for Issuers		
1.	The Issuer must form a board of directors	Fully observed	Articles of Association of OJSC NWT (version 03 - 05) (approved by the annual general meeting of the shareholders of 27th June 2005, Minutes of the Meeting No. 01-05), article 13
2.	The issuer's board of directors shall have at least 3 members of the board of directors meeting the following requirements: • not to be officials or employees of the issuer (manager) at the moment of election and for 1 year preceding the election; • not to be officials of any other company, in which any of such company's officials is a member of the personnel and remunerations committee of the board of directors; • not to be spouses, parents, children, brothers or sisters of the issuer's (manager's) officials (an official of the issuer's managing organization); • not to be affiliated parties of the issuer, except for a member of the board of directors of the issuer; • not to be parties to any liabilities with the issuer, under which they may acquire property (receive moneys), the value of which is 10 or more percent of the total annual income of the said parties, apart from the compensation for participation in the activity of the company's board of directors; • not to be representatives of the state, i.e. persons who are representatives of the Russian Federation or entities of the Russian Federation in the board of directors of the joint-stock companies, in respect of which a decision has been taken to exercise the special right ("golden share") or persons elected to the board of directors from among the candidates proposed by the Russian Federation, or an entity of the Russian Federation, or a municipal entity, if such members of the board of directors must vote on the basis of written directions (instructions, etc.) of the entity of the Russian Federation or of the municipal entity respectively	Fully observed	Corporate Governance Code of Open Joint-Stock Company North-West Telecom (version 01-04) (approved by the decision of the Board of Directors. Minutes of the Meeting of 22nd September 2004. №33-04). Clause e), Article "Board of Directors". **Independent directors:** **1. Dmitry Georgiyevich Yefimov** **2. Alexandr Vyacheslavovich Ikonnikov** **3.Alexandr Nikolayevich Kiselyov** **4. Ivan Ivanovich Rodionov** **5. Alexandr Alexandrovich Gogol** **6. Dmitry Vladimirovich Levkovsky**
3.	1) A Committee shall be formed in the issuer's board of directors, the exclusive functions of which shall be the assessment of candidates to the position of joint-stock company's auditors, assessment of auditor's report, assessment of the efficiency of issuer's internal control procedures and preparation of proposals on their improvement (audit committee). The Committee shall be headed by a director meeting the requirements of clause 2 of this Appendix.	Fully observed	**The Audit Committee has been formed by the decision of the Board of Directors dated 22.07.05 (minutes of the meeting No. 19-01/19(05)).** Provisions on the Audit Committee of the Board of Directors of the Open Joint-Stock Company North-West Telecom (version 01-04) (approved by the Decision of the Board of Directors, Minutes of the Meeting dated 23 August 2004 № 29-04). Article 2. "Purpose of Creating and Terms of Reference of the Committee".

	2) The Audit Committee shall consist only of the members of the board of directors meeting the requirements of clause 2 of this Appendix, and if this is impossible for objective reasons, it shall consist only of the members of the board of directors meeting the requirements of clause 2 of this Appendix and members of the board of directors who are not the one-person executive body and/or the members of the collective executive body of the issuer. 3) The assessment of the report of the issuer's auditor, prepared by the audit committee, shall be provided as materials for the annual general meeting of the issuer's participants.	Fully observed Fully observed	**Members of the Audit Committee:** **1. I.I. Rodionov – Chairman** **2. D.V.Levkovsky - independent** **3. D.G. Yefimov – independent** Provisions on the Audit Committee of the Board of Directors of OJSC NWT (version 01-04). Article 2. "Purpose of Creating and Terms of Reference of the Committee" – clause 2, subclause 2.2.2. i).
4.	A committee for personnel and remunerations shall be formed in the issuer's board of directors, the exclusive functions of which shall be: working out the principles and criteria for determining the remuneration for members of the Board of Directors, members of the collective executive body and the person acting as the one-person executive body of the issuer, including the managing organization or a manager; working out proposals on determining the essential terms of contracts with members of the board of directors, members of the collective executive body and the person acting as the one-person executive body of the issuer; determining the criteria of selecting candidates to the positions of the members of the board of directors, members of the collective executive body and to the position of the one-person executive body of the issuer, as well as preliminary assessment of the said candidates; regular assessment of the activities of the person acting as the one-person executive body (managing organization or manager) and members of the collective executive body of the issuer and preparation of proposals for the board of directors as to their possible re-appointment. 2). The personnel and remunerations committee shall consist only of the members of the board of directors meeting the requirements of clause 2 of this Appendix, and if this is impossible for objective reasons, it shall consist only of the members of the board of directors meeting the requirements of clause 2 of this Appendix and members of the board of directors who are not the one-person executive body and/or the members of the collective executive body of the issuer.	Fully observed Fully observed	**The Appointments and Remunerations Committee was formed by the decision of the Board of Directors dated 22.07.05 (minutes of the meeting No. 19-01/19(05)).** Provisions on the Appointments and Remunerations Committee of the Board of Directors of OJSC NWT (version 01-04) (approved by the Decision of the Board of Directors, Minutes of the Meeting dated 23 August 2004 No.29-04). Article 2. "Purpose of Creating and Terms of Reference of the Committee". In compliance with the Amendments and Additions to clause 3.2 of Article 3 "Members of the Committee" of the Provisions on the Appointments and Remunerations Committee, introduced by the decision of the Board of Directors dated 10.06.05 (minutes of the meeting No. 15-05), **at the Meeting of the Board of Directors on 22.07.05 (minutes of the meeting No. 19-01/19(05)), the Committee was formed of the following members:** **1. A.V. Ikonnikov – independent** **2. A.A. Gogol – independent** **3. I.I. Rodionov – independent;**
5.	**The Issuer shall form a collective executive body.**	Fully observed	Articles of Association of OJSC NWT (version 03 - 05) (approved by the annual general meeting of the shareholders of 27th June 2005, Minutes of the Meeting No. 01-

			05), article 14
6.	Issuer's bylaws shall set forth the duties of the members of the board of directors, members of the collective executive management body, the party acting as the one-person executive body, including the managing organization and its officials and shall disclose information on the facts of holding issuer's securities, as well as on sale and/or purchase of issuer's securities.	Fully observed	Provisions on Information Policy (approved by the decision of the Board of Directors. Minutes of the Meeting No. 38-04 of 29.10.04), Clause 5.
7.	The issuer's board of directors shall approve the document setting forth the rules and approaches towards disclosing information on the issuer.	Fully observed	Provisions on Information Policy (approved by the decision of the Board of Directors. Minutes of the Meeting No. 38-04 of 29.10.04), Clause 7.
8.	The issuer's board of directors shall approve a document on the use of information on issuer's activities, on company's securities and transactions with them, which is not publicly available and the disclosure of which may materially influence the market value of issuer's securities.	Fully observed	Provisions on Information Policy (approved by the decision of the Board of Directors. Minutes of the Meeting No. 38-04 of 29.10.04), Clause 9.
9.	The issuer's board of directors shall approve a document setting forth the procedures of internal control of issuer's financial and economic activities, the observance of which is supervised by a separate division of the issuer, which shall provide information on any revealed breaches to the audit committee.	Fully observed	Comprehensive Check Regulations of OJSC NWT (approved by the decision of the Management Board, Minutes of the Meeting of 29.12.03 No. 299-03(34)) The document has been brought to the notice of the Board of Directors. Provisions on the Internal Audit Department, approved by the General Manager of OJSC NWT on 31.01.2003. Provisions on the Internal Control Procedures (System) of OJSC NWT have been approved by the Board of Directors (Minutes of the Meeting No. 16-05 dated 24.06.05); Provisions on the Internal Audit Department of OJSC NWT have been approved by the Board of Directors (Minutes of the Meeting No. 16-05 dated 24.06.05); The procedure of interaction between the internal audit service and an external auditor has been approved by the Management Board of OJSC NWT. Minutes of 21.02.05 No. 4-05(342).
10.	There shall be a provision in the issuer's articles of association that a notification of holding a general meeting of the shareholders shall be provided at least 30 days before it is held, unless a longer period is provided for by the law.	Fully observed	Articles of Association of OJSC NWT (version 03 - 05) approved by the annual general meeting of the shareholders of 27th June 2005, Minutes of the Meeting No. 01-05), article 12 "General Meeting of the Shareholders", clause 12.12.
11.	In the issuer's articles of association there shall be no exemption of an acquirer from the obligation of suggesting the shareholders that they sell their common shares of the company (issued securities convertible into common shares) in case of acquisition of 30 or more per cent of the common shares of the joint-stock company.	Fully observed	Articles of Association of OJSC NWT (version 03 - 05) (approved by the annual general meeting of the shareholders of 27th June 2005, Minutes of the Meeting No. 01-05), article 7 "Rights and Obligations of the Shareholders Holding Common Shares of the Company", clause 7.12.

General Manager V.A. Akulich

BALANCE SHEET
as of March 31, 2006

			Коды
		form № 01 OKUD	710001
		Date (year, month, day)	2006.04.27
Company North-West Telecom		OKPO	01166228
Taxpayer Identifical Number	**7808020593**	TIN	7808020593
Areas of activity	**communication**	OKDP	64.20.11,12,22,3,21
Organizational and Legal form/form of Ownership	Joint-Stock Company	OKOPF/OKFS	47/34
Unit of measures	**thousand roubles**	OKEI	384
Adress	14/26 ul. Gorokhovaya, St.Petersburg, 191186		
		Date of approval	
		Date of mailing (acceptance)	2006.04.28

ASSETS	Explanation	Code indices	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
I. NON-CURCULATION ASSETS					
Intangible assets		110	110	68	68
Fixed assets		120	120	21 983 239	21 582 386
Capital investment		130	130	764 066	1 456 846
Profitable investment in stock of material		135	135	0	0
Long term financial investment		140	140	225 553	225 508
including: investment in subsidaries		141		150 817	150 817
investment in associate companies		142		32 839	32 839
investment in other companies		143		41 720	41 714
other long-term financial investment		144		177	138
Deferred tax assets		145	145	215 805	256 046
Other non-curculation assets		150	150	2 055 330	2 143 312
Total for section I		**190**	**190**	**25 244 061**	**25 664 164**
II.CURCULATION ASSETS					
Resource,		210	210	426 616	498 550
includes: raw material, material and other similuar value		211	211	301 183	309 831
expenditures in work-in-process (turnover costs)		213	213	442	203
finished products and goods for resale		214	214	8 466	10 158
shipped goods		215	215	0	0
deffered expences		216	216	116 525	178 358
other stock and expences		217	217	0	0
Value added tax on acquired values		220	220	1 046 166	592 147
Account receviable (expected in over 12 months after date of the report)		230	230	56 561	51 516
includes: customers and principal		231	231	8 250	8 146
advance receivable		232		0	0
other debtors		233		48 311	43 370
Account receviable (expected 12 mths after date of report)		240	240	1 588 881	2 177 905
includes: customers and principal		241	241	1 183 826	1 607 440
advance receivable		242		79 183	77 904
other debtors		243		325 872	492 561
Short-term financial investment		250	250	1 045 094	1 021 943
Money funds		260	260	144 699	97 013
Other curculation assets		270	270	2 109	4 269
Total for section II		**290**	**290**	**4 310 126**	**4 443 343**
BALANCE (sum of lines 190+290)		**300**	**300**	29 554 187	30 107 507

LIABILITY	Explanation	Code indices	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES					
Authorized capital		410	410	1 131 415	1 131 415
Added capital		420	420	8 075 451	8 046 223
Reserve capital		430	430	56 571	56 571
Own shares, repay from shareholders		440	411	0	0
Undistributed profit (uncover loss) of past years		460	470	6 847 607	6 876 639
Undistributed profit (loss0 othe period under report		470	470	X	670 131
Total for section III		490	490	16 111 044	16 780 979
IV. LONG TERM LIABILITIES					
Credits and loans		510	510	8 138 281	7 737 989
includes: credits		511		3 908 189	3 511 646
loans		512		4 230 092	4 226 343
Deferred tax liabilities		515	515	626 024	778 517
Other long term liabilities		520	520	506 678	422 327
Total for section IV		590	590	9 270 983	8 938 833
V. SHORT TERM LIABILITIES					
credits and loans		610	610	1 064 050	1 154 939
includes: credits		611		532 685	623 915
loans		612		531 365	531 024
Creditor receviable		620	620	2 384 145	2 638 553
includes:					
vendors and supplies		621	621	1 149 001	1 058 829
advance receivable		622	625	338 286	410 122
debt to staff		623	622	96 319	223 465
debt to state non budget funds		624	623	95 297	105 815
debt to tax and fees		625	624	244 479	239 398
other creditors		626	625	460 763	600 924
Indebtedness to participants (founders) on income payment		630	630	14 081	14 005
Deferred income		640	640	74 423	67 298
deferred costs reserve		650	650	635 461	512 900
Other long term liabilities		660	660	0	0
Total for section V		690	690	4 172 160	4 387 695
BALANCE (sum of lines 490+497+590+690)		700	700	29 554 187	4 387 695

Note about values, accountant on under balance sheets

Index	Explanation	Code indices	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
Leased fixed assets		901	910	847 905	858 882
including those under leasing		911	911	184 047	184 047
Stock accepted for custody		902	920	21 747	23 380
Goods, accepted to commision		903	930	10 268	10 146
Insolvent debtor's indebtedness writen-off to loss		904	940	634 713	641 139
Received liability and payment collaters		905	950	21 473	21 086
Received liabilities and payment receivable		906	960	3 377 337	3 224 915
Wear of residential fund		907	970	6 771	6 261
Wear of external improvments and other similar facilities		908	980	3 231	3 225
Funds for payment for telecommunication services		909		110 251	115 644

Inquiry of net wealth cost

Index	Explanation	Code indices	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
Net assets		1000		16 185 467	16 848 277

Head of the company ______ (signature) ______ (signatu **Chief account** ______ (signature) M.M.Semchenko (signature explanation)

April 28, 2006

PROFIT AND LOSS STATEMENT

			CODES
		Form № 02 OKUD	0710002
as for	March 31, 2006	Date (date, month, year)	2006.04.27
Organization	North-West Telecom	OKPO	01166228
Taxpayer indentification number	7808020593	TIN	7808020593
Areas of activity	communication	OKVD	64.20.11,12,22,3,21
Organization and legal form/ form of ownership	Joint-Stock Company	OCOPF/OKFS	47/34
Unit of measuresment:	thousand rubles	OKEI	384

Name of index	Explanation	Index code	Line code	As for the beginning of the period of the report	At the end of the period under report
1	1a	2	2a	3	4
I. Income and expenses for normal activity					
Gain (netto) from sailing goods, productions, services (minus value added tax and other similar obligatiry payments)		010	010	4 800 947	4 906 839
including that from communication services			011	4 441 588	4 765 443
Prime costs of sold goods, products, works and srvices		020	020	(3 265 011)	(3 715 408)
services			021	(3 098 230)	(3 652 561)
Profit (loss) from sales (sum of lines 010 -020)		050	**050**	1 535 936	1 191 431
II. OPERATING INCOME AND EXPENSES					
Interest to payable		060	060	20 134	7 365
Interest to payable		070	070	(177 689)	(144 279)
Income from participation in other organization		080	080		
Other operating incomes		090	090	30 271	71 397
Other operating expences		100	100	(457 391)	(199 799)
III. INCOME AND EXPENCES FROM SOURCE OTHER THAN SALES					
Income from source other than sales		120	120	69 789	39 264
Expences from source other than sales		130	130	(91 989)	(82 518)
Profit (loss) before taxes (lines 050+060-070+080+090-100+120-130)		140	**140**	929 061	882 861
Expenses on profit tax (lines -151+152-153) including:			**150**	(258 845)	(245 418)
deffered tax liabiilities		142	151	(152 493)	(467)
deffered tax assets		141	152	40 240	(51 244)
Current value tax		150	153	(146 592)	(193 707)
Income (loss) from normal activity (lines 140-150)			**160**	670 216	637 443

Name of index	Explana tion	Index code	Line code	As for the beginning of the period of the report	At the end of the period under report
1	1a	2	2a	3	4
IV. Extraordinary income and expenses					
Extraordinary incomes			170	24	296
Extraordinary expenses			180	(109)	(271)
Net profit (undistibuted income (loss) of the period under report (lines 160+170-180)		190	**190**	670 131	637 468
INQUIRY					
Condition expeneces/income on profit tax			201	(222 954)	(204 834)
Constant tax liabilities		200	202	(43 539)	(41 496)
Constant tax assets		200	203	7 648	912

Name of index	Explana tions	Index code	Line code	As for the beginning of the period of the report	At the end of the period under report
1	1a	2	2a	3	4
Based income (loss) per share			301	X	X
water income (loss) per share			302	X	X

*** Filled in annual account statement**

Explanation of individual incomes and losses

Name of index	Index code	Line code	For the period under report		For the similar period or the previous year	
			income	loss	income	loss
1	1a	2	3	4	5	6
Fines, penalties and forfeits, which have been acknowledged or for which arbitration court awards on recovery have been received		401	9 750	(60)	9 372	(77)
Profit (loss) of the previous years		402	3 663	(8 746)	11 103	(28 492)
Indemnification for losses, influcted by failure to fulfil or to fulfil duty of the obligation		403	595	(160)	387	(196)
Exchanges rates of foreign currency transaction		404	25 100	(10 401)	11 793	(1 167)
Reduction to ratable reservesвы		405	39 125	(263 412)	13 651	
writing off the account receivable and credits scores		406	316	(522)	179	(1 754)

General manager _______________ V.A. Akulich **Head account** _______ M.M. Semchenko

(signature) (signature explanation) (signature) (signature explanation)

April 28, 2006

BALANCE SHEET

			CODES
		Form № 01 OCUD	0710001
as of	December 31, 2005	Date	2006.03.29
Company	North-West Telecom JSC	OCPO	01166228
Taxpayer indentification number	7808020593	TIN	7808020593
Areas of activity	communication	OKVED	64.20.11,12,22,3,21
Organization & legal form/form of Ownership	Joint Stock Company	OKOPF/OKFS	47/34
Unit of measurement	thousand rubles	OKEI	384
Adress:	Gorokhovaya, 14/26, St-Petersburg, 191186		
		Date of approval	
		Date of exception	2006.03.29

Assets	Explanation	Index code	Line code	As for the beginning of the period of the report	At the end of the period under report
1	1a	2	2a	3	4
I. NON-CURCULATION ASSETS					
Non-cost assets		110	110	457	68
Main assets		120	120	18 627 158	21 996 444
Capital investment		130	130	1 013 229	764 067
Profitiable investment in stocks of material & capital equipment		135	135		
Long-term financial investment		140	**140**	167 908	225 553
including:					
subsidiary investment			141	85 448	150 818
investment in associate companies			142	32 839	32 839
investment in other organizations			143	30 887	41 720
other long-term investment			144	18 734	176
Deffered tax assets		145	145	494 888	327 227
Other non-curculation assets		150	150	1 703 977	1 848 972
Total for section I		190	**190**	22 007 617	25 162 331

Assets	Explanation	Index code	Line code	As for the beginning of the period of the report	At the end of the period under report
1	1a	2	2a	3	4
II.CURCULATION ASSETS					
Resource store		210	**210**	520 116	426 054
including:					
raw matrerial, material & the other similar values		211	211	302 280	301 207
Expenditures in work-in-process (tumover costs)		213	213	143	442
Finished production and resales goods		214	214	11 140	8 468
Shipped goods		215	215	604	
Deffered expenses		216	216	205 949	115 937
Other resoursce store and expenses		217	217		
Value added tax on acquired values		220	220	1 110 785	1 030 286
Account receviable (including payments within 12 months after the reporting date)		230	**230**	67 447	56 758
including:					
customers and principal		231	231	9 399	8 250
Advance receviable			232	2 047	197
other debts			233	56 001	48 311
Account receivable (payments expected within 12 months under the period of the repoet)		240	**240**	1 391 311	1 746 405
including:					
customers and principal		241	241	1 151 031	1 181 841
advance receivable			242	72 333	214 164
other debts			243	167 947	350 400
short-term financial liabiliities		250	250	15 689	1 045 094
money assets		260	260	239 782	144 699
Other curculation assets		270	270	319	2 109
Total for section II		290	**290**	3 345 449	4 451 405
BALANCE (line sum 190+290)		300	**300**	25 353 066	29 613 736

LIABILITY	Explanation	Index code	Line code	As for the beginning of the period of the report	At the end of the period under report
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES					
Authorized capital		410	410	1 131 415	1 131 415
Added capital		420	420	8 126 713	8 075 451
Reserve capital		430	430	46 897	56 571
Own shares buy back from shareholders		411	440		
Undistributed profit (undistributed loss) of the previous years		470	460	5 299 818	5 003 472
Undistributed profit (undistributed loss) of the period under report		470	470	X	1 853 214
Total for section III		490	**490**	14 604 843	16 120 123
IV. LONG-TERM LIABILITIES					
Credits and loans *including:*		510	**510**	2 808 434	8 138 281
credits			511	2 576 939	3 908 189
loans			512	231 495	4 230 092
Deffered tax liabilities		515	515	590 675	640 361
Other long-term liabilities		520	520	1 131 204	506 679
Total for section IV		590	**590**	4 530 313	9 285 321
V. SHORT-TERM LIABILITIES					
Credits and loans *including:*		610	**610**	2 025 180	1 064 026
credits			611	495 641	532 661
loans			612	1 529 539	531 365
Account receivable, *including:*		620	**620**	3 450 767	2 385 316
customers and principals		621	621	1 906 210	1 136 942
Advance receviable		625	622	373 662	334 940
Debts under stuff		622	623	142 375	96 319
debts under state over the counter budget funds		623	624	69 112	95 301
dabts under tax and dues		624	625	409 429	245 664
other debts		625	626	549 979	476 150
debts of the participants (owners) under income payment		630	630	18 070	14 081
Deffered income		640	640	78 677	74 423
reserve of the deffered expenses		650	650	645 216	657 578
Other short-term liabilities		660	660		12 868
Total for section V		690	**690**	6 217 910	4 208 292
BALANCE (sum of lines 490+590+690)		700	**700**	25 353 066	29 613 736

Inquiry of the values, recorded on off-balance accounts

Name of index	Пояснения	Index code	Line code	As for the beginning of the period of the report	At the end of the period under report
1	1a	2	2a	3	4
Leasing fixed assets		910	901	966 532	847 905
includinf thtose under leasing		911	911	320 893	184 047
Trade-material values, accepted for custoyd		920	902	56 606	21 747
Goods, accepted for commision		930	903	7 492	10 268
Write-off in loss score of unpayment debts		940	904	670 173	634 713
Liability and receivable payments collaters		950	905	22 165	21 473
Liability and payment distributed		960	906	5 301 448	3 377 337
wear of the residential fund		970	907	7 606	6 771
Wear of external improvements and other similar facillities		980	908	3 083	3 231
Payment assets for communication services			909	57 372	110 251

Inquiry of the net worth costs

Name of index	Explanation	Index code	Line code	As for the beginning of the period of the report	At the end of the period under report
1	1a	2	2a	3	4
Net worth			1000	14 683 520	16 194 546

General manager ________________ V. A. Akulich
(signature) (signature explanation)

Chief account ________ M.M. Semcehenko
(signature) (signatire explanation)

March 29, 2006

PROFIT AND LOSS STATEMENT

			CODES
		Form № 02 OKUD	0710002
as for	December 31, 2005	Date (date, month, year)	2006.03.29
Organization	North-West Telecom	OKPO	01166228
Taxpayer indentification number	7808020593	TIN	7808020593
Areas of activity	communication	OKVD	64.20.11,12,22,3,21
Organization and legal form/ form of ownership	Joint-Stock Company	OCOPF/OKFS	47/34
Unit of measuresment:	thousand rubles	OKEI	384

Name of index	Explana tion	Index code	Line code	As for the beginning of the period of the report	At the end of the period under report
1	1a	2	2a	3	4
I. Income and expenses for normal activity					
Gain (netto) from sailing goods, productions, services (minus value added tax and other similar obligatiry payments)		010	010	20 381 867	15 355 680
including that from communication services			011	19 715 442	14 779 309
Prime costs of sold goods, products, works and srvices		020	020	(16 581 409)	(12 238 224)
services			021	(16 285 457)	(11 976 434)
Profit (loss) from sales (sum of lines 010 -020)		050	**050**	3 800 458	3 117 456
II. OPERATING INCOME AND EXPENSES					
Interest to payable		060	060	84 833	8 992
Interest to payable		070	070	(660 369)	(312 516)
Income from participation in other organization		080	080	6 148	698
Other operating incomes		090	090	1 199 638	512 260
Other operating expences		100	100	(1 478 736)	(1 086 917)
III. INCOME AND EXPENCES FROM SOURCE OTHER THAN SALES					
Income from source other than sales		120	120	549 573	373 391
Expences from source other than sales		130	130	(661 977)	(621 899)
Profit (loss) before taxes (lines 050+060-070+080+090-100+120-130)		140	**140**	2 839 568	1 991 465
Expenses on profit tax (lines -151+152-153) including:			**150**	(983 033)	(665 736)
deffered tax liabilities		142	151	(56 669)	(129 025)
deffered tax assets		141	152	(51 649)	140 414
Current value tax		150	153	(874 715)	(677 125)
Income (loss) from normal activity (lines 140-150)			**160**	1 856 535	1 325 729

Name of index	Explanation	Index code	Line code	As for the beginning of the period of the report	At the end of the period under report
1	1a	2	2a	3	4
IV. Extraordinary income and expenses					
Extraordinary incomes			170	1 257	2 075
Extraordinary expenses			180	(4 578)	(817)
Net profit (undistibuted income (loss) of the period under report (lines 160+170-180)		190	**190**	1 853 214	1 326 987
INQUIRY					
Condition expeneces/income on profit tax			201	(674 880)	(478 253)
Constant tax liabilities		200	202	(317 756)	(228 075)
Constant tax assets		200	203	9 603	40 592

Name of index	Explanations	Index code	Line code	As for the beginning of the period of the report	At the end of the period under report
1	1a	2	2a	3	4
Based income (loss) per share			301	0,01192	0,00157
water income (loss) per share			302		

* Filled in annual account statement

Explanation of individual incomes and losses

Name of index	Index code	Line code	For the period under report		For the similar period or the previous year	
			income	loss	income	loss
1	1a	2	3	4	5	6
Fines, penalties and forfeits, which have been acknowledged or for which arbitration court awards on recovery have been received		401	37 584	(2 396)	19 084	(4 793)
Profit (loss) of the previous years		402	34 531	(67 381)	67 324	(107 856)
Indemnification for losses, influcted by failure to fulfil or to fulfil duty of the obligation		403	2 325	(2 551)	3 118	(1 691)
Exchanges rates of foreign currency transaction		404	28 869	(14 109)	47 234	(39 404)
Reduction to ratable reservesвы		405	416 510	(43 187)	112 032	(490 312)
writing off the account receivable and credits scores		406	54 049	(7 597)	4 547	(9 969)

General manager _______________ V.A. Akulich **Head account** _______ M.M. Semchenko

(signature) (signature explanation) (signature) (signature explanation)

March 29, 2006